Room 4561

September 29, 2006

Mr. Krish Panu
President and Chief Executive Officer
@Road, Inc.
47071 Bayside Parkway
Fremont, CA 94538

Re: @Road, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-31511

Dear Mr. Panu:

We have reviewed your response to our letter dated August 18, 2006 in connection with the above referenced filing and have the following additional comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Intangible Assets, page 70

1.   Your response to prior comment number 4 from our letter dated August 18, 2006 indicates, in part, that the amortization periods for the customer contracts were based on initial contract terms and expected periods of renewal. Explain to us your basis for including expected renewal periods in your assessment of the

amortization periods. As part of your response, tell us whether there are contractual provisions that enable renewal or extension of the contractual life without substantial cost. Also, describe the evidence that supports renewal or extension and that renewal or extension can be accomplished without material modifications of the existing terms or conditions. See SFAS 142, par. 11(d).

2.   Describe for us, in greater detail, the evidence you considered in determining the amortization period for the acquired technology, Taskforce.   Indicate when the technology reached technological feasibility and how long it has been directly involved in revenue generating activities. Explain how your determination of a 10 year amortization period is consistent with your operating history and the competitive and rapidly evolving nature of the markets in which you operate.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief